Exhibit 12.4

Alcan Inc.
Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends
US GAAP
(in millions of US dollars)

		YEAR

		3 months 2003	2002	2001	2000	1999	1998

Net income (loss) from continuing operations before cumulative effect of accounting change and extraordinary items		14	412	(42)	606	455	417
Less:	Equity income of less than 50% owned companies	0	3	3	4	(1)	(48)
Plus:	Dividends received from less than 50% owned companies	0	3	2	1	1	5
Plus:	Minority interest of subsidiaries that have fixed charges	1	3	(13)	(1)	14	(4)
Subtotal		15	415	(56)	602	471	466
FIXED CHARGES
Amount representative of interest factor in rentals		7	27	24	19	19	28
Amount representative of interest factor in rentals, 50% owned companies		0	0	0	0	0	0
Interest expense - net		49	203	254	78	76	92
Interest expense, 50% owned companies		0	0	0	0	0	0
Capitalized interest		1	1	30	81	41	15
Capitalized interest, 50% owned companies		0	0	0	0	0	0
TOTAL FIXED CHARGES		57	231	308	178	136	135
Less:	Capitalized interest	1	1	30	81	41	15
Fixed charges added to income/(loss)		56	230	278	97	95	120
Plus:	Amortization of capitalized interest	6	24	25	21	18	15
Income taxes		145	313	13	259	211	210
Earnings before fixed charges and income taxes		222	982	260	979	795	811
TOTAL FIXED CHARGES		57	231	308	178	136	135
Preference dividends		2	5	8	10	9	10
1 minus statutory tax rate of 40%		0.6	0.6	0.6	0.6	0.6	0.6
Preference dividends pre tax		3	8	13	17	15	17
Total		60	239	321	195	151	152
Ratio of earnings to combined fixed charges and preferred stock dividends		3.70	4.11	0.81	5.03	5.26	5.35